UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

FutureFuel Corp.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

36116M106

(CUSIP Number)

Paul A. Novelly

8235 Forsyth Bvld., Suite 400

Clayton, MO 63105

Tel: (314) 889-9621

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 26, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36116M106	13D	Page 1 of 2 pages

1	Names of Reporting Persons Paul A. Novelly
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 265,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 265,000
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 265,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.6%[1]
14	Type of Reporting Person OO

1 Based on 43,763,243 shares of Common Stock of the Company outstanding as of May 9, 2022, as reported by the Company in the Quarterly Report on Form 10-Q filed with the SEC on May 9, 2022.

CUSIP No. 36116M106	13D	Page 2 of 2 pages

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends the statement on Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by St. Albans Global Management, LLC (f/k/a St. Albans Global Management, Limited Partnership, LLLP) and Paul A. Novelly (“Mr. Novelly”) on April 28, 2008 (the “Original 13D” and, as amended by this Amendment No. 1, the “Schedule 13D”), relating to the Common Stock of the Company. Capitalized terms used but not defined in this Amendment No. 1 have the respective meanings set forth in the Original 13D.

This Amendment No. 1 amends and supplements Item 5 of the Schedule 13D with respect to Mr. Novelly, as set forth below. As a result of the events described herein, as of April 26, 2022, Mr. Novelly ceased to be deemed to be the beneficial owner of more than five percent of the outstanding shares of Common Stock of the Company. Accordingly, this Amendment No. 1 represents the final amendment to the Schedule 13D with respect to Mr. Novelly and constitutes an exit filing for Mr. Novelly.

Item 5.         Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

(a) – (b)         St. Albans Global Management, LLC (f/k/a St. Albans Global Management, Limited Partnership, LLLP) (“Global”) is the record holder of 17,085,100 shares of Common Stock of the Company, as reported in the Schedule 13D filed by Global and certain other reporting persons with the SEC on June 8, 2022. As reported in the Original 13D, Mr. Novelly previously served as the Chief Executive Officer of Global. By virtue of his position as the Chief Executive Officer of Global, Mr. Novelly may have been deemed to be the beneficial owner of the shares of Common Stock held of record by Global. As of April 26, 2022, Mr. Novelly no longer served as the Chief Executive Officer of Global. Accordingly, Mr. Novelly is no longer deemed to be the beneficial owner of the shares of Common Stock held of record by Global.

Apex Holding Co. (“Apex Holding”) is the record holder of 375,000 shares of Common Stock of the Company, as reported in the Schedule 13D filed by Global, Apex Holding and certain other reporting persons with the SEC on June 8, 2022. As reported on the Original 13D, Mr. Novelly previously served as the sole Director and Chief Executive Officer of Apex Holding. By virtue of his position as the sole Director and Chief Executive Officer of Apex Holding, Mr. Novelly may have been deemed to be the beneficial owner of the shares of Common Stock held of record by Apex Holding. As of May 2, 2022, Mr. Novelly no longer served as a director or executive officer of Apex Holding. Accordingly, Mr. Novelly is no longer deemed to be the beneficial owner of the shares of Common Stock held of record by Apex Holding.

The Paul A. Novelly Living Trust (the “Trust”) is the record holder of 265,000 shares of Common Stock of the Company, constituting approximately 0.6% of the Company’s outstanding shares of Common Stock, based on 43,763,243 shares of Common Stock outstanding as of May 9, 2022, as reported by the Company in the Quarterly Report on Form 10-Q filed with the SEC on May 9, 2022. As the sole trustee of the Trust, Mr. Novelly may be deemed to be the beneficial owner of such shares of Common Stock. The Trust and Mr. Novelly may be deemed to have sole power to vote and dispose of such shares of Common Stock.

(e)         As a result of the events described herein, as of April 26, 2022, Mr. Novelly ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock of the Company. Accordingly, the filing of this Amendment No. 1 represents the final amendment to the Schedule 13D and constitutes an exit filing for Mr. Novelly.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      June 17, 2022

/s/ Paul A. Novelly Paul A. Novelly